EXHIBIT 21


	CT COMMUNICATIONS, INC.
	List of Subsidiaries as of March 24, 1997

	Listed below are the subsidiaries of CT Communications, Inc.
   (the "Registrant"), all of which are wholly owned and are owned directly by the Registrant:

	The Concord Telephone Company
	CTC Long Distance Services, Inc.
	Carolinas Personal Communications, Inc.
     (doing business as "CT Wireless, Inc.")
	CT Wireless Cable, Inc.
	CT Cellular, Inc.
	CTC Exchange Services, Inc.